United States securities and exchange commission logo





                 August 7, 2023

       Andrey Fadeev
       Chief Executive Officer
       GDEV Inc.
       55, Griva Digeni
       3101, Limassol
       Cyprus

                                                        Re: GDEV Inc.
                                                            Registration
Statement on Form F-1
                                                            Filed July 31, 2023
                                                            File No. 333-273536

       Dear Andrey Fadeev:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Kathleen Krebs, Special Counsel, at 202-551-3350, or Matthew Derby,
       Legal Branch Chief, at 202-551-3334 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Technology
       cc:                                              J. David Stewart, Esq.